# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# Form C-TR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
Frame Media Inc.

*Legal status of issuer*

       *Form*
       C-Corporation

       *Jurisdiction of Incorporation/Organization*
       Delaware

       *Date of organization*
       June 04, 2019

*Physical address of issuer*
210 32nd Street, Brooklyn, NY 11232

*Website of issuer*
https://frame.media

*Current number of employees*
1

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

| | |
|---|---|
| | /s/Benjamin Moe |
| | (Signature) |
| | |
| | Benjamin Moe |
| | (Name) |
| | |
| | Founder, CEO |
| | (Title) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

| | |
|---|---|
| | /s/Benjamin Moe |
| | (Signature) |
| | |
| | Benjamin Moe |
| | (Name) |
| | |
| | Founder, CEO |
| | (Title) |
| | |
| | May 2, 2022 |
| | (Date) |

| | |
|---|---|
| | /s/Thomas Barnes |
| | |

|  | (Signature) |
|  |  |
|  | Thomas Barnes |
|  | (Name) |
|  |  |
|  | Chief Product Officer |
|  | (Title) |
|  |  |
|  | May 2, 2022 |
|  | (Date) |

**Instructions.**

 1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional

misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.